May 25, 2011

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Solazyme, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the underwriters (the “Representative”), hereby join in the request of Solazyme, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-172790) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on May 26, 2011, or as soon thereafter as practicable. The undersigned, as Representative of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated May 12, 2011, was distributed by the underwriters approximately as follows from May 13, 2011 through the date hereof:

Copies to 5 underwriters	7,363
Copies to 0 dealers	0
Copies to 977 institutional investors	977
Copies to 58 others	58
Total	8,398

The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Pacific Crest Securities LLC
Lazard Capital Markets LLC

By: Morgan Stanley & Co. Incorporated
As representative of the several underwriters

By:	/s/ Langley Eide
Name:	Langley Eide
Title:	Vice President